EXHIBIT 99.8

INFOSYS LIMITED
CNBC
BOARD ROOM
10:45 AM IST, OCTOBER 10, 2003

Udayan: Welcome back, you are watching Bazaar on CNBC TV and it is time for quarterly Board Room with Infosys once again. Just to recap the number, if you have joined in late; Infosys have declared a net profit figure of 300 crores for this quarter which is far higher than the guidance of 278 crores that they set out last quarter. For the full year they have up their guidance of Rs. 168 roughly to Rs. 178 per share, between Rs. 178-179 per share. So now what started off with Rs. 161 two quarters back, has went up to Rs. 168, and finally it has moved up to Rs. 179 per share. And to put the numbers in perspective we have got the entire top management here with us, we have got Nandan Nilekani, S. Gopalakrishnan, Mohandas Pai, and Basab Pradhan joining us. Once in every quarter now you know who they are at Infosys; gentlemen good morning to you and good to see you again.

Nandan: Good morning.

Udayan: Nandan, now Rs. 179; in the face of what is happening with the rupee and what is the happening in the environment, things are very very confident and aggressive; what kind of assumptions have you made in giving out Rs. 179 per share guidance.

Nandan Nilekani: See first of all we have assumed volume growth will continue to be strong, which has been demonstrated this year, we have had volume growth double digit on the offshore side. We are seeing prices stabilizing; in fact our revenue productivity on the blended basis this quarter is the same as last quarter. We are saying that we are assuming in a competition for the next quarters the rupee at Rs. 45.40 in a model for the estimates. We are seeing good growth, we are seeing prices stabilizing, we are seeing our offshore mix growing up, our onsite effort has gone down from 34.4% last quarter to 32.6% this quarter, so there is a 1.8% decline in the onsite mix. So, I think, all these things are giving us the necessary belief that we will be able to meet those earnings guidance.

Udayan: Mohan, margins have gone up for the first time in many quarters from 32.25 to 33.4; is it just a shift to offshore, which has played off?

Mohandas Pai: One is the shift to offshore and the second is that there has been some substitution of onsite people that we hired as subcontractors by our own people; these are the two important things that had happened in this quarter.

Udayan: Nandan spoke about the rupee, tell us what are you doing as a company to hedge against the rupee, what is your total hedge right now, and for the year end what kind of assumptions are you making in terms of the rupee?

Mohandas Pai: Well we have a forward sale today of about $139 million. We have assumed a rate of Rs. 45.4 for a projection for the third quarter and the fourth quarter. We have to see how it goes. We have a very active hedging policy to make sure that we have enough hedges in place to protect our margins. The bigger thing which I would to focus on is the translation difference, because in the second quarter we had a loss of Rs. 5 crores on translation, and translation arises because we have US dollar asset. And when we convert them into Indian rupee for the period, yes, if there is a decline, we have to take a hit. Therefore these hedges go out to doubly to balance what we get in terms of rupee also to net out the translation losses. So, I think the rupee has gone up quite a lot in the last six month, and that is a concern.

Udayan: But when you give us a guidance like Rs. 179 per share, are you assuming that you will on the balance make some forex gains in the next two quarters?

Mohandas Pai: No, we have not assumed that we will make any forex gains in the third quarter and the fourth quarter, because we don’t know. The key issue is the translation adjustment and right now you cannot hedge that, you don’t have a mechanism to hedge that. They have a mechanism to hedge that, which is banned, possibly you can look at it, but right now the projection there is no income under exchange differences from third and fourth quarter.

Udayan: There is nothing that you have assumed. Nandan how is the CEO/DO doing with something like the rupee Rs. 45.4 is already here, so assuming that it will be the case in Q3 and Q4, are you being too optimistic in your assumptions with the rupee, and longer term tell us what, mean looking beyond the next couple of quarters, what is the need for something like this?

Nandan Nilekani: Well, I think, longer term it has an impact, because every 1% appreciation in rupee cost us 0.5% of operating margin. So, I think on a long-term basis, yes it can impact, it may impact margins going forward. But I think you know we have to accept that as a part of the environment just like you know prices coming down as part of the environment, and our focus is to even in this lower, I mean higher rupee value situation, we have to just get more efficient and more productive, which we have done in the last two quarters.

Lady correspondent: Right, Mr. Nilekani of course it is tough environment that you work under, but still take us through the kind of outlook over there, because the rupee is going to appreciate according to most analysts for the weakness in the dollar, on the other hand costs are going up, you have been on a recruiting spree, even in the third quarter you have added about 2000 employees, salary hikes have been there, and of course you are also facing pressure because of attrition. So, on balance how is it looking?

Nandan Nilekani: I think on balance, I think we have revised our guidance. We are aiming to be a billion dollar company this year. This is a billion dollar, we are up from about $120 million at 1999, so billion in five years. So, that is quite an achievement. These are all issues, of course the rupee is going to appreciate and we don’t have control over that. Of course it is going to be competitive, but on the other hand I think offshoring is becoming mainstream, volume growths are good, prices are stabilizing, so I think ..., and we are figuring out constantly ways and means to get more effective and more productive. So, I think all these things put in the balance, we are able to stand by the estimates and guidance that we have given.

Udayan: Mohan, let me just start out with you. Let us say if we could, you know, your projections of 45.40 for the third and fourth quarter for the rupee, let us say we are in a state which many of the banks are now saying 44 rupees to a dollar and may be 43 rupees to a dollar by the end of this fiscal, what then could be the impact on your financials and could you then stand up with that Rs. 179 guidance?

Mohandas Pai: Well, at this point of time we are confident about our guidance and as we go along we will naturally hedge our transactions, like I told you, we have a hedge of about $139 million for our dollar receivables, 82% of our receipts are in dollars, 18% is in other currencies, and these other currencies have appreciated, for example, the Euro is appreciating, the Yen is appreciating, so to that extent there is a some kind of a balance in there, but as it goes along, we have to play an active role, but I think the medium term and the long term, this is a issue which needs to be looked very very closely. We have to look at this whole issue as a country, because it would have an impact on the exports.

Udayan: Now let me just come to you, you have mentioned about the fact that offshoring is now mainstream, but one of the key factors why everybody was coming here was the cost factor, but now you see some of your global competitors also setting up offices here, yet you hold up a such an optimistic number in terms of guidance. Tell us, is there something that analysts have been missing; how you are managing to keep the margins at the same levels, yet get much more business?

Nandan Nilekani: Well, as I said one of the key element has been you know efficiency, for example, we have reduced our onsite subcontractor cost to less than $2 million from close to about $5 million. Our onsite effort has come down from 34.4% of the effort to 32.6% of the effort. So there is 1.8% decline in the onsite effort. So, all these things..., plus we are getting economy of scale, this quarter we have added more 2025 net new people to the company. So, I think the efficiencies of scale, our fixed price projects are becoming more productive. So, I think efficiencies of scale, increasing offshore, and overall productivity improvement are contributing to the guidance that we have given you.

Udayan: Kris, let me ask you about prices now; last quarter you had a 1.9% dip in overall blended prices, this quarter it has gone up marginally, should we read that prices are stabilizing finally, or is one quarter not evidence enough to say that prices are finally stabilizing.

Kris Gopalakrishnan: Prices are stabilizing; we are seeing the impact of that on the revenue per employee. In fact revenue per employee, and the mix also contributes to that. Onsite has gone up by 1.4% and offshore has gone up by 0.4%, blended you know it is almost the same, so prices are stabilizing. We have seen you know significant customer addition, 29 new customers have been added in this quarter. We have seen the increase in volumes significantly, so that is what is giving us the confidence.

Udayan: Basab, what is the picture on volumes, because last quarter you almost had a 10% jump in sequential volume, this quarter it is about 8 odd percent; any signs that volume growth is slowing down or is it just that you are looking at?

Basab Pradhan: No, I think as Nandan said offshore outsourcing now is really becoming mainstream, and we expect to see the same kind of interest in the market going forward as well. I don’t think there is any trend in the last quarter or so.

Nandan Nilekani: I think if you look at the figures, our offshore effort volume has grown. What we have done is we have pushed this onsite effort man-month has gone up only by 2.4%. So, if you look at the offshore volume, which is double digit.

Udayan: So that shift from onsite to offshore is really happening. We will take a break right now in Board Room, of course we have just started, we have got many more questions to ask, we will just come back after this break, but before we go just to remind you that the markets are still up, they are on a roll this morning, up about 55 points on the sensex; if you look at Infosys that it is up about Rs. 135 or so, after opening almost Rs. 300 up. We will come back after this break, keep an eye on the market, and of course talk more with the Infosys top management, stay tuned.

Welcome back, you are watching Board Room with the Infosys top management. Just to refresh you about the markets, they are doing very well this morning. The Infosys stock which has come out with numbers is up Rs. 145 now at 4594, just a little bit short of the 4600 mark. Both the Sensex and Nifty are in the green, but that is not only technology which is driving it, but a whole host of old economy stocks like autos, power, pharmaceuticals, all leading the sensex up. It is up 70 points now at 4770. Clearly, a more than a three-year high out there and now getting close to that 4800 mark. We are talking to the Infosys top brass here and they have been telling us that the rupee is a concern in the long term, but in the short term, of course, they are aggressively hedging $139 million of forwards already, Mohan told that a while back. Mohan, this is also to you, some nitty-gritty on the numbers, you were telling us that there are some amortization costs and some kind of provision that you have made that needs to be looked into, I don’t think the market is aware of that, could you just take us through those numbers.

Mohandas Pai: Well we had increased amortization on intangible assets by 11 crores this year because we had a re-look at the useful life of a particular intellectual property.

Every quarter we look at our intellectual property right and look at the useful life to see whether, say for the financial model, useful life would be the same. So, we have added a 11.3 crores and odd to our amortization this quarter, and we have also made a provision of about 10 crores for accounts receivable due more than 180 days. It does not mean that they are bad, it is just means that more than 180 days we naturally provide. We also increased our other income in terms of exchange difference from 7 crores to about 18.8 crores. So, there is a 10 crores increase, but the increase has been offset by increase in taxes. Our tax rate has gone up from 4.8% of revenues to 5.3%, and an increase of 0.5% of revenues is entirely due to increase in other income. Overall balance, I think, the figures show that margins are stabilizing, things are coming back to normal at a different level, and we are doing well.

Udayan: This one key hypothetical question that I must ask you. Say in end of third quarter, rupee is at an average price of about 44 to the dollar, looking at translation losses, looking at the $139 million hedge that you have, what would happen to Infosys’ bottom line, assuming the rupee at 44.

Mohandas Pai: Well, if the rupee is let’s say at 44, we are something like 45.4, so it is a Rs. 1.40 per dollar difference in translation, Rs. 1.40 per dollar is about 3%. So, 3% on translation of lets say something like about $150 to 180 million or $200 million, that is about $6 million. So, $6 million could be the impact, but then you have a hedge in terms of forward cover, and we could increase the hedge to mitigate a part of this translation difference.

Udayan: $6 million is roughly about 30 crores, what would you get from the hedging side in return if you hedge as aggressively as you can now.

Mohandas Pai: Well right now the hedge is something like about 46.7, we have done about $139 million at about 46.7, and to that extent that we have a hedge and the rupee appreciates much more than that, we could increase the hedge because we normally hedge on a rolling basis for a quarter or two quarters. So, it take about a quarter for the rates to stabilize and that could offset a great part of this translation loss.

Udayan: What is the great part.

Mohandas Pai: Well I think theoretically we could possibly reduce the impact to the extent to may be about 75% to 90%.

Udayan: Okay, of 30 crores.

Nandan Nilekani: Well I think the rupee is not in our control. It is a macro economic situation. To me, whatever happens will happen, we can’t control that. What we have to focus on, what has this company done to grow its business, to differentiate, to add value, to be productive, I mean that is what we as managers can control, and I think we should really focus on that.

Udayan: Absolutely, but the market looks at the numbers and things which are outside of your control do effect your numbers as well.

Mohandas Pai: But I would urge you to look at other issue Udayan. I think we should all look at the operating numbers because the other income could vary, other income depends upon the level of cash, depends upon foreign exchange movement, depending upon hedges, they could be volatile. If you look at operating income, the impact on operating income because of the rupee appreciation has been 0.75%, 0.75% for the half year. So I think to that extent on the operating level we have brought in efficiency to mitigate the rupee appreciating. But if you look at the net income, we naturally come to other income, and other income could be volatile because of translation and other things. I would look at operating income.

Udayan: Okay operating numbers, let say, given some stuff on cost, now what you are doing in terms of SG&A cost and tell us what is happening on the H1B, it is already down to 65000, could it potentially bloat up your cost quite a bit going forward.

Basab Pradhan: On the H1B for the near future, for the next one to two years, we don’t see a significant impact because we have sufficient number of visas, works permits required. In this time frame, we will have to look at, you know, what is the long term direction in which this is going and take appropriate action in terms of looking at getting permanent residents recruited, getting more local people recruited and things like that. So, we hope to look at this and then make our plans, and it will give us the time to take care of this. On the cost side, like Nandan has already said, we have been able to move work offshore, reduce the number of subcontractors....

Udayan: We will come back to that sir. We need to take a break again, but on the operating numbers we will come back with Infosys’ management right after this break.

Welcome back, you are watching CNBC TV 18 live Infosys Board Room, but before we go there and meet the Infosys management, once again let us just tell you what is happening on the rest of the markets. Markets have been on the roll. Nifty is up 1.41%. Infosys is of course is up Rs. 133.50, Wipro is up 34.45, but we have got some old economy stocks doing exceedingly well. Hindalco is up Rs. 37 on the back of some record prices on the metals exchange. ITC is up Rs. 11.35, and reliance is up Rs. 9.60, Tata Motors Rs. 11.05, and Satyam computers up Rs. 30.95. So, a number of index of stocks right on the roll. Lets get back to Infosys management. Basab, let me just start our by asking you some of the better rates that you are negotiating, or you have better margins on, is it from the newer clients, or you even have the ability of going back to your older clients and asking for better prices.

Basab Pradhan: No, I don’t think we have yet hit the change where we can go back and ask for rate increases. It is due to better mix of offshore-onsite that is resulting in better margins. It is also because we have been managing our portfolio of clients better. Those are the two main reasons why we are having productivity a little better.

Udayan: You mentioned the mix between offshore and onshore, obviously there is some point of inflection beyond which you cannot reduce onshore, how do you see the H1B visa problems impacting that, and have you reached the point where you really cannot have a productivity gains beyond this on the onshore-offshore mix.

Basab Pradhan: Well, they are two different questions. There is obviously a structural limit to which we can take offshore ratios up, but on the H1B side, in the near terms, we have covered ourselves for all risks for business in our times, the business we do with our clients on the visa side. I think we have taken care of that, well now we will have watch that very carefully though.

Lady correspondent: Right, Basab if I can come in here, we have also heard of, you know, the fact that you have started perhaps working on end of contract rate re-negotiation. How is it really panning out over there? You did indicate that pricing seems to be stabilizing at this point, but which are the areas that are perhaps seeing pressure in terms of verticals?

Basab Pradhan: I don’t think that is accurate, we are not actually looking at end of contracts, rate increases as of now yet, the price pressures was there across the board, across all verticals, and the current stabilization is also across all verticals. So, it is really a multi wide phenomenon.

Udayan: Right. Kris, let me ask you one on employee addition, 2000+, the highest ever that you have done. So, what does it mean in terms of your margins, are utilizations rates going to fall with this kind of strong employee additions, or do you think you can maintain it around 78%-79% even while you are laying on so many employees.

Kris Gopalakrishnan: See utilization excluding trainees has almost stayed the same 83.8 this quarter versus 83.9 last quarter. Now, including trainees of course it is significantly lower and that course is now starting to be absorbed into the margins which are already there, and I think that is the strength of the offshore model, you know, in the past also when we had to go back and retrain about 1200 people, about 3-4 years back when the internet boom came, the margins were not impacted, right? So, we can continue to add people looking at the future requirements and things like that and continue to maintain the margins.

Udayan: Basab, a question that we ask you every quarter, it is large deals, we talk about TELSTRA $50 million deal, and I have just read in your press statement that many of your clients have the potential of becoming multimillion dollar clients. Are you seeing good ramp up, are you seeing large clients coming finally?

Basab Pradhan: Oh absolutely. We have already have several large clients as you know, and what is really heartening is that the speed at which our accounts our companies our clients now are willing to ramp up shows their confidence in the offshore outsourcing model and their confidence in our abilities.

Udayan: Is it happening at the cost of prices, because we just picked up that three of your key clients, viz. Northwest and Aetna have been doing the rounds. Have the large deal come at the expense of lower prices?

Nandan Nilekani: I cannot comment on all these, names and rounds, but I think today we have three clients who generate more than $40 million of revenues for us, and we think that there are many more which we can scale up and become multimillion dollars. I think, certainly, if you when you increase the volume you know there may be a need to have some kind of a volume discount on that, but if there is status quo is that your predictability of revenue is almost you know it is repeatable, you can predict it, the sales and marketing cost associated with that customer come down, because it is really a relationship. So, I think, that trade off is good, so I think all said and done, I think at Infosys we are very fortunate because in terms of our customer list I think we have a very very good customer list. So, there is a plenty of opportunity for us in our existing customer base alone to be able to grow and reap on client relationships.

Udayan: Nandan, let me ask you a broader question for the IT industry, you know, after your results of course everybody is going to project that the entire technology sector is going to go for a big boost. Tell us is size helping you get these orders, or you have pretty much pre-emptied competition by being an ADC or actually being one of few, two or three of the firms, that these companies usually use. Tell us what is happening, can this benefit the whole technology sector or is it really going to get concentrated in the big boys like yourself?

Nandan Nilekani: Size is definitely helping us. The fact that this year we will be a billion dollar company, is definitely enhancing our credibility, enhancing our size, sense of financial strength, longevity, and definitely for companies that are risk averse, they would rather go with a strong brand and the leader like Infosys than somebody else. So, I think definitely, it is the brand, the size, and the risk factor are all helping us. The other thing is that our customers are looking for expertise, and I think the fact that we work with so many customers and develop global expertise, is a very important part of our value propositions. The fact that we are focused now on solution and differentiation is a very important part of the value proposition. And they don’t want to become a large part of our business, because the worry that if they become a large part of our business, then they become, the vendor in the sense becomes dependent on them and therefore they are actually trying to say we also want to be, you know, may be 5-10% of your business. And again that requires you yourself to be as a sizable player for that. So, I think there are number of factors that are coming through which are contributing to our growth. Even last year we grew at close to 40%, which was the best growth in the Indian software industry.

Udayan: Right, Nandan of course there is a very strict law coming or panning out in the US Sarbanes-Oxley Act that requires that documentation of the most minutest of details, tell us how you are becoming part of that and what are you doing to protect yourself from some potential big loss if this information is not kept properly?

Nandan Nilekani: Well, we have, we are complying fully with the Sarbanes-Oxley Act, now there is a new part of it the SOX-404, which requires the kind of capability you talked about and we are taking all efforts, we are comfortable that we will be able to do everything that is required under that, and we have a very comprehensive risk management process in place of framework which is both shared by the internal board as well as external board. So, we believe we have taken all the necessary steps in this matter.

Udayan: Kris, what about attrition at the mid level and the top level? Are you seeing that because there has been lot of concern that to keep back your employees, you need to raise salaries, give them more incentives, are you seeing higher attrition than before at the mid level and the top level?

Kris Gopalakrishnan: Attrition has gone up, you know, over the last 12 months it is 9.1%, and it is not really in the middle of the senior level, it is really in the 1-4, 1-5 years’ period when a person has spent a couple of years with Infosys wants to go for an MBA degree. So, about 39-40% of our attrition still is people leaving for higher studies. But it has gone up and, you know, we are looking at what we need to do. In this year, we have increased salaries, we have promoted people, we have looked at, you know, how we can move part of the salary into variable components, which we have been doing for the past two years. So, that benefits employee as well as the company and since we are doing well, you know, it will benefit the employees.

Udayan: Mohan, is it putting a lot of pressure on the margin, these kind of cost pressures coming in from the salary bill? And what are you doing to guard against this? Do you think to maintain margins at 32-33% given what Kris has just said?

Mohandas Pai: Well, I think we can maintain margins as per the forecast for this year. We have not given a forecast for the next year obviously, and we have built in all these kind of any variable compensation into our model. For example, about 15-16% of offshore salaries are variable linked to revenues, linked to margin, and this helps everybody because it helps our employees because they can get more than what they would have got on a fixed salary structure. It helps the company because it insulates the company from any downturn. Every company wants to make sure at a point of time the revenues would have decline, they should protect themselves and become viable. So, that is taken care of. At the top end, the gains are shared between the company and the employees and that is good for everybody.

Udayan: Okay, time for another break and before we go, lets tell you what the market is doing. Well the NIFTY is up 23 points and the sensex is up more than 75 points, it started strong and it has just picked up as it moves along. Infosys is still up about 135. But some of the other technology companies seem to have benefited more than Infosys in percentage terms from those numbers, stocks like Satyam are up by 5% in percentage terms more than Infosys. We will come back with more in the markets, and more from Infosys.

Lady presenter: Welcome back, you are watching Bazaar on CNBC TV and we are doing, of course the live board room with the Infosys management on those numbers, and we have joining us over there Shibulal, Director and Head of Worldwide Customer Delivery, he is joining us in Bangalore, but before we go to the management at Infosys, well lets quickly look at the market action now this morning, and the market is on a roll of course, egged on by those numbers coming out from Infosys, that is what it says of about a Rs 132 at 4579. Let us look at the front line tech counters, they are all up on pretty good volumes and Wipro is up about Rs. 44 at 1288, we have Satyam up about Rs. 14.5 at 271, Digital Global has flared up that is at about Rs. 27.5 up 5% at 545. But it is not technology alone that is performing today. We have some of the old economy heavy weights also doing well, and lets look at those up for you, Reliance has gone up at Rs. 9 at 464 and we of course have Tata Motors up Rs. 11, Larsen is up also very very smartly, that is up about Rs. 14.5 at 374. Well, getting back to those Infosys numbers, Mr. Pai if I can cross this one for you. We have been speaking about pricing pressures and the fact that pricing perhaps is stabilizing at this point, now you have been pretty aggressive as far as volumes growth goes, and going forward are you in a position now to possibly sit through, you know, contracts, the billing rates are not really very attractive and going forth perhaps the cream of clients at this stage?

Mohandas Pai: Well, we have made this statement earlier that we have not taken business that are at less than certain predetermined margin levels and prices. We have done that because we want to make sure that we protect the viability of the model. The results are there for all to see. We are getting strong volume growth and our strategy on pricing is paying up.

Lady presenter: Right, Mr. Nilekani if I can come to you now, we have heard of course the US speaking about your top clients and the fact that they do contribute about 40 million in terms of contracts, now, one thing that we are hearing about is perhaps that they have become more savvy, they are looking at multi-vendor strategies, they are employing intermediaries who possibly negotiate rates and people who understand the Indian markets and Indian services businesses. So, is there pressure over there, is it more difficult to negotiate with them despite the fact that you said us the pricing is stabilizing?

Nandan Nilekani: Well, I think there is no question that the knowledge and market awareness of the Indian model and prices is much more so today partly because it has becomes mainstream, partly because the deal sizes have gone up, and partly because there are third party intermediaries who understand the pricing; but I think all that is really settling down. I think the pricing at which all of it is settling down is the stabilization we talked about. So, we are at a lower price point than we were a year or two back, but the key message is that even at these lower price points, we have been able to reconfigure the business model and maintain the profitability as we have done. So, I think that is the key thing. And what I said was that we have three customers more than $40 million and we have many many more customers that have the potential to become multimillion dollar customers and therefore...., and also there are a lot of new services that we are now offering like infrastructure services, testing services, SI service, and

BPO, all of them will contribute and enabling us to add the, I mean, increase the revenue per customer.

Udayan: Nandan, a couple of issues that I need to touch upon, one is the second sexual harassment suit that has come up, do you see having any impact, do you see yourself making a settlement like you did with the first case against Phaneesh Murthy?

Nandan Nilekani: Well, we are studying the allegation. This is a matter concerning two former employees, both who have left more than a year back from the company. And at this point in our judgment and in the lawyer’s judgment, we don’t see this case making a material impact on our financial operation.

Udayan: Is there a chance of a settlement, and if there is a prospect of a settlement or taking the legal route, would you opt for a settlement like you have made the last time?

Nandan Nilekani: We are studying the allegations, you know, the allegations have just surfaced last week, so we are studying them.

Udayan: Okay. Kris, how much more work can you move offshore at this point. Last couple of quarters you have done that, we have seen the impact on the margins, how much do you see yourself having now moving onsite to offshore?

Kris Gopalakrishnan: We probably have reached the bottom and may be, you know, it is probably kind of moved around the same number, you know, it is 32.7 now, onsite, it will probably hover around that number. More importantly, what we do is actually try to manage the mix of them, you know, we know the profitability from the different set of services and try and see how we can manage both of these things now.

Udayan: Nandan, tell us, you know, now we are pretty much, I remember for the last six quarters we have been talking about this, you are sitting with a ton of cash, are you just planning to give out a big time dividend, give it back to the shareholders since you are not really doing any acquisitions out there, why not just give that cash away which you hear many US technology companies thinking of doing?

Nandan Nilekani: At this point, we have no such plan on the anvil, but we keep getting input and, you know, at this point we have no such plan on the anvil.

Udayan: What then, if I may ask, are you planning to do with the cash, because there is an opportunity cost out there, what do you plan to do with it?

Nandan Nilekani: Well, you know as the system grows, as the balance sheet grows, we also need to have a larger amount of liquid cash to meet our strategic goals. We also considerably increasing our capital expenditure, we are investing in thousands of, you know, seats for our employees, investing in technology, we are investing in solution development. So, we do see investment happening, and we continue to scan the horizon for potential acquisitions.

Udayan: Mohan, you are a billion dollar corporation this year, you generate so much of cash every quarter, and the war chest is just growing, I mean, it is not a difficult environment any more in that sense looking at the cash flows that you are throwing up, what do you propose really to do with the money if you don’t have any concrete plan?

Mohandas Pai: Udayan, this is classical issue for most companies. That is something called a capital structure conundrum and it boils downs to what you are asking, that you know, a person on the outside looks at the corporation and say why do you have so much of cash, and people sitting inside who manage the business will look at the risk in the business, risk in the market place and say how much cash do we have to minimize the risk, because our objective is to enhance the shareholder value. To do that we have to minimize the risk, and one way of minimizing financial risk is to have a lot of cash. Now the key questions to be asked I would subject it to you is that what level of cash would hurt you in terms of enhancing returns? To address this, we set ourselves two targets. You know, making sure that we earn at least twice the cost of capital and capital employed, with the cost of capital being 16% and twice the cost of capital on invested capital. On both these counts, we are superior. And you could argue that you could do much more. Then something that about risks that we have to decide and we feel comfortable about this liquidity level. Like Nandan said, it is a matter which the board debates every quarter, and we are ease at the matter, we keep looking at it, and as and when we feel that there is a surplus requirement to us, we will say can you take any appropriate decision.

Udayan: Okay. We will take another break now. When we come back, SD Shibulal, Head of Customer Delivery is with us and we will ask him for his thoughts on what this quarter looks like. Stay tuned the markets are on a roll this morning as not only technology, software, Reliance, Telco are also leading the stocks equally. We will be back with more.

Welcome back, the last few minutes for this quarter with Infosys top management, the guidance has been up, the prices have stabilized, margins have moved up a little bit and of course the rupee remains a big concern, and Nandan Nilekani is very gung-ho over the fact that they will become a billion dollar corporation by the end of this year. So, first let us see Shibulal, Head of Customer Delivery, Shibu your thoughts since ...

Shibulal: It has been a very interesting quarter for the last quarter, we have seen the volume grow up, we have seen the onsite-offshore ratio come down or stabilize. It is very important to note that the onsite-offshore ratio has stabilized while we are introducing new services into the market. In general, the new services usually always have a higher onsite ratio in the beginning. So, what it means is that on the older services like the ADM and the maintenance work, we have been able to further take down the onsite-offshore component to more offshore. That again means that the customers are really, you know, fairly understand the global delivery model today and even the new services which we are introducing into the market, we are able to introduce in the global delivery market, so that is clearly a big win for us. Also the new solutions we are introducing into the market are seeing good traction. The onsite-offshore ratio reduction, we not only have done it internally but we have gone to the customers and actually got their buy in in many many occasions to push more and more and work offshore. We have added 2000+ people. Our difference between the utilization with trainees and without trainees is very important to note because that is what will allow us to continue to grow in the future months, because the people who are in training will come into production over the next three to four years. Europe has actually shown a little bit of increase as percentage. Again, I believe UK is leading the pack in Europe. In fact lagging behind US but that they are really trying to now embrace the global edge delivery model and the offshore concept.

Udayan: Mohan we don’t have too much time, but from a CFO’s perspective for the next two quarters, what are the two key challenges from your perspective?

Mohandas Pai: I think the challenge is obviously how the rupee is going to pan out, because rupee has appreciated so much and now we have come to something like $86 billion of, you know, currency for the country at 35-40,000 crores of cash flocking around. And my personal view is that if cash is getting pressured on the rupee because if money is not used and more dollars come in, people will offer lesser rupees, so we need to find a solution as a country and we need to look at whether hot money is coming in and how do we stem that flow. If the circular money is based on fundaments, it is okay, so that is one issue. And quite obviously our growth for the next year.

Udayan: Okay, from a CEOs perspective two key challenges that you see for the next couple of quarters?

Nandan Nilekani: I think one is managing the growth and making sure that we meet the goal. Second thing, I think differentiation. And I think that is the key thing that all of us are pleased with. As we grow, I think we are getting the volume key is working but how you differentiate which means solutions, better IT, better proposals.

Udayan: Can you differentiate yourself from another large service provider?

Nandan Nilekani: Oh definitely! I think we have a number of differentiators. I think in terms of our business capabilities, business knowledge, we are way ahead of any body else. That is reflected in our client list. I think in a lot of our quality models we are ahead of anybody else. In terms of our brand, I think, we have a great brand, which is very well known. So, I think we already have a differentiator and we will continue to work on that.

Udayan: Well, we have run out of time. Thank you very much gentlemen for joining in. Well that is it from the Infosys headquarters for this quarter. We hand you back to Delhi. Thank you very much for joining us here at the Board Room.